Exhibit 1

Media Release

21 August 2009

The Westpac Group 3Q09 Update

The Westpac Group today advised that group cash earnings, on an unaudited basis, for the three months to 30 June 2009 was approximately $1.1 billion. This is in line with the Group’s performance in the prior quarter.

Total lending for the quarter increased 1.3%, with particularly good growth in Australian mortgages. Lending in New Zealand, Institutional and business banking was slower, reflecting a desire of businesses to reduce gearing at this point in the cycle and the relatively weaker operating conditions in New Zealand. Growth in deposits over the quarter was strong, up 2.3%, with deposit growth fully funding new lending.

Westpac Group, CEO, Gail Kelly said Westpac continued to perform solidly despite the challenging operating conditions.

Group revenue remained strong at around levels recorded in the first two quarters of the year. Net interest income was higher with support from improved volumes and stable customer net interest margins. This was partially offset by lower non-interest income mainly due to the flagged pull-back in financial markets income.

Expenses remain under tight control, with continued investment in targeted strategic initiatives.

Impairment charges were $865 million for the June 2009 quarter, up from $811 million in the prior quarter. The June quarter rise in impairments primarily reflects the continued deterioration in the commercial sector and in New Zealand.

The third quarter saw a large increase in the Group’s watchlist facilities, reflecting our conservative approach to managing risk amid the rapid deterioration in the economic environment in prior quarters. We have also sought to identify and actively assist customers exhibiting signs of stress. Facilities classed as watchlist are performing but are typically demonstrating some weakness in operations or cash flow. The rise in watchlist facilities was concentrated in commercial lending, with 76% of those facilities being secured. Around half of the increase in watchlist facilities was in property related lending with the other half broadly spread across industries.

Impaired assets increased 24%, principally from commercial facilities in the Institutional bank and in New Zealand.

“Given the improving economic fundamentals and the extensive reviews of our portfolio we believe that the rate of increase in stressed exposures is unlikely to be repeated in coming months,” Mrs Kelly said.

The Australian consumer portfolio continues to perform remarkably well, with a small decline in delinquencies, for both mortgages and unsecured lending.

Westpac also released its June quarter 2009 Pillar 3 report today, which provides detail on its capital ratios and credit quality. Capital remains in a strong position, with a Tier 1 ratio of 8.2% at 30 June 2009.

Westpac has continued to benefit from the re-opening of global capital markets and, along with its solid deposit growth, this has ensured the Group’s funding profile remains strong.  Westpac maintains a conservative liquidity buffer of over $65 billion.

Mrs Kelly said: “The third quarter has shown some early encouraging signs of improvement.  In particular, stronger business and consumer confidence and better than expected growth in China are assisting the Australian economy. At the same time, however, we believe it appropriate to remain cautious, recognising the pace of any recovery is likely to be slow, and that we still face some challenges particularly on the unemployment front.”

The Westpac Group remains in sound shape, with strong provisioning, capital and funding.  Westpac continues to make good progress on its strategic agenda, which is centred on significantly enhancing service delivery to customers and deepening relationships. The merger with St.George Bank is progressing particularly well, with both revenue and cost targets exceeding initial forecasts. Both customer and employee engagement remain high.

Mrs Kelly said: “The third quarter has been a period of transition and the Group has maintained its business momentum and delivered another solid performance. I am particularly pleased with how all our businesses continue to work constructively with customers.”

Ends.

For Further Information

Media	Analysts

David Lording	Andrew Bowden
Westpac Media Relations	Westpac Investor Relations
Ph: 02 8253 3510	Ph: 02 8253 4008
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Jane Counsel
Westpac Media Relations
Ph: 02 8253 3443
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